[redacted]

CBOE EXECUTE SUCCESS℠

15020299

Jaime Galvan
Senior Attorney
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

April 14, 2015

RECEIVED
2015 APR 15 PM 4:16
SEC / MR

Via Federal Express Overnight
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Exhibit F

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of new and amended Trading Permit Holder forms of Chicago Board Options Exchange, Incorporated ("CBOE"). Copies of these forms are available on the CBOE Website at: https://www.cboe.org/members/generalinfo/memberforms.aspx

CBOE – New Forms
Notification of Identified Designated Give Ups Form – August 2014
Clearing TPH Authorized Designated Give Up Contact Form – August 2014
ETH Trading Permit & Bandwidth Packet Additions/ Removals – June 2014
ETH Acronym/ Login Activation/ Termination – June 2014
ETH Notification of Identified Designated Give Ups Form – January 2015

CBOE – Amended Forms
Inactive Nominee Status (Parking Space) Application/Termination – Revised April 8, 2015
Financial Questionnaire (previously Financial Statement) – Renamed and Revised April 7, 2015
Sponsored User Agreement – Revised April 7, 2015
Application for Trading Permit Holder (TPH) Organization – Revised March 2015
Application for a Trading Permit Holder (TPH) Organization to Qualify to Transact Business with the Public- Revised March 2015
Notification of Change in Nominee Status - Revised January 2015
Single Entity Broker Dealer Joint Account Activation/Termination - Revised March 2015
Organization Consent to Jurisdiction - Revised March 2015
Clearing Trading Permit Holder Connectivity Guarantee for Login Access - Revised September 2014
CBOE Login Request Form - Revised February 2015

Sincerely,

Jaime Galvan

Enclosures

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

CBOE TRADING PERMIT HOLDER ORGANIZATION NOTIFICATION OF IDENTIFIED DESIGNATED GIVE-UPS

____
Name of Trading Permit Holder (TPH) Organization

In accordance with Chicago Board Options Exchange (CBOE) Rule 6.21(b)(iii), TPH Organization notifies the CBOE of changes to Clearing TPH's identified as Designated Give-Ups for the TPH Organization.

______________________________ ______________________________
Name of Authorized Signatory of TPH Organization — Title of Authorized Signatory

______________________________ ______________________________
Signature of Authorized Signatory of TPH Organization — Date

List of TPH Acronyms to be enabled for the Designated Give-Ups (attach additional sheet if necessary):

1. ________ 2. ________ 3. ________ 4. ________ 5. ________ 6. ________ 7. ________

Designated Give-Ups Identified by this Form (attach additional sheet if necessary):

1. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

2. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

3. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

4. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

5. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

6. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

7. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

8. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

9. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

10. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

---

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ____________

RSD Management Review: Initials: ________ Date: ____________

Help Desk Staff who inputted changes: ____________ HD Management Check: ____________

CBOE EXECUTE SUCCESS℠

CLEARING TRADING PERMIT HOLDER ORGANIZATION AUTHORIZED DESIGNATED GIVE UP CONTACT FORM

____

Name of Clearing Trading Permit Holder Organization

In accordance with Chicago Board Options Exchange, Incorporated ("CBOE" or the "Exchange") Rule 6.21(d), the Exchange shall notify a Clearing Trading Permit Holder in writing and as soon as practicable, of each Trading Permit Holder that has identified the Clearing Trading Permit Holder as a Designated Give Up.

Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Trading Permit Holder's Compliance Officer on file with the Registration Services Department by email.

Name	Phone	Email

Please fill out the above information and email the completed form as an attachment to giveups@cboe.com.

Questions regarding this form may be directed to Registration Services Department at 312-786-7449 or registration@cboe.com.

Name of Authorized Signatory of TPH Organization	Title of Authorized Signatory
Signature of Authorized Signatory of TPH Organization	Date

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: __________

RSD Management Review: Initials: ________ Date: __________

August 2014

CBOE EXECUTE SUCCESS℠

EXTENDED TRADING HOURS (ETH)
TRADING PERMIT & BANDWIDTH PACKET ADDITIONS/REMOVALS

TRADING PERMIT HOLDER ORGANIZATION NAME: ______

AUTHORIZED REPRESENTATIVE'S NAME: ______

AUTHORIZED REPRESENTATIVE'S TITLE: ______

SIGNATURE OF AUTHORIZED REPRESENTATIVE: ______

EFFECTIVE DATE: ______

	ADDING	REMOVING
MARKET-MAKER TRADING PERMITS:		
SPX APPOINTMENT		
VIX APPOINTMENT		
ELECTRONIC ACCESS PERMITS:		
QUOTING & ORDER ENTRY BANDWIDTH PACKETS:		
ORDER ENTRY BANDWIDTH PACKETS:		

Please fill out the above information, indicating the action to be taken for the number of ETH trading permits and/or bandwidth packets listed. E-mail the completed form as an attachment to tradingpermits@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Trading permits and bandwidth packets will auto renew for the following month unless the Trading Permit Holder requests to have them removed. Requests to **remove ETH trading permits** must be received by **4:00 pm on the second-to-last business day** of the prior month to cancel the ETH Trading Permit effective at or prior to the end of the applicable month. Requests to **remove bandwidth packets** must be made by the **last day of the month** to be effective for the following month.

REGISTRATION SERVICES DEPARTMENT USE ONLY

Representative is authorized to act on behalf of the TPH: Specialists Initials: ______ Date: ______

______ ETH Trading Permit Number/s

______ Registration Services Department Signature & Date

June 2014

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

EXTENDED TRADING HOURS (ETH)
ACRONYM / LOGIN
ACTIVATION / TERMINATION

ACTIVATION

As of ______________________, please make ______________________
Date ETH Acronym /Login

effective for ______________________
TPH Organization Name

on a ☐ ETH Market Maker Permit ☐ ETH Electronic Access Permit

TERMINATION

As of close of business ______________________, please terminate ______________________
Date ETH Acronym /Login

for ______________________
TPH Organization Name

JOINT ACCOUNT (if applicable)

☐ Add to joint account(s): ________/________/________/________/________

☐ Terminate from joint account(s): ________/________/________/________/________

______________________ ______________________
Name of Authorized Signatory of TPH Organization Title

______________________ ______________________
Signature of Authorized Signatory Date

==

REGISTRATION SERVICES DEPARTMENT USE ONLY

______________________ ______________________
ETH Trading Permit # Registration Services Department Signature & Date

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

EXECUTE SUCCESS℠

EXTENDED TRADING HOURS SESSION
CBOE TRADING PERMIT HOLDER ORGANIZATION
NOTIFICATION OF IDENTIFIED DESIGNATED GIVE-UPS

____
Name of Trading Permit Holder (TPH) Organization

In accordance with Chicago Board Options Exchange (CBOE) Rule 6.21(b)(iii), TPH Organization notifies the CBOE of changes to Clearing TPH's identified as Designated Give-Ups for the TPH Organization.

______________________________ ______________________________
Name of Authorized Signatory of TPH Organization | Title of Authorized Signatory

______________________________ ______________________________
Signature of Authorized Signatory of TPH Organization | Date

List of TPH Acronyms to be enabled for the Designated Give-Ups (attach additional sheet if necessary):

1. ________ 2. ________ 3. ________ 4. ________ 5. ________ 6. ________ 7. ________

Designated Give-Ups Identified by this Form (attach additional sheet if necessary):

1. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

2. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

3. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

4. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

5. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

6. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

7. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

8. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

9. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

10. Name: ______________________ OCC #: _____ ☐ Enable Give-Up ☐ Disable Give-Up

---

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ____________

RSD Management Review: Initials: ________ Date: ____________

Help Desk Staff who inputted changes: ____________ HD Management Check: ______________

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

INACTIVE NOMINEE STATUS (PARKING SPACE) APPLICATION/TERMINATION

Name of TPH Organization: ______________________________

APPLICATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) requested under CBOE Rule 3.8(H):__________
(Only include the number of additional parking spaces requested by TPH Organization and do not include in this number any parking spaces currently maintained by TPH Organization.)

TERMINATION ☐

Number of Inactive Nominee Statuses (Parking Spaces) terminated:______________________

In order to terminate a parking space, TPH Organization must complete and submit this form to CBOE's Registration Services Department (unless TPH Organization's CBOE Trading Permit Status is also terminating).The termination of an individual inactive nominee does not automatically terminate a parking space maintained by TPH Organization.

TPH Organization understands that fees for a parking space will continue to be assessed until that parking space is terminated through (i) the submission to CBOE's Registration Services Department of this form for that parking space or (ii) the termination of TPH Organization's CBOE Trading Permit Status.

Name of Authorized Signatory of TPH Organization: ______________________________

____
(Signature of Authorized Signatory of TPH Organization)

Title:______________________________ Date:____________________

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

FINANCIAL QUESTIONNAIRE

I. Debts To Exchanges Or Exchange Participants (verbal and written)

Do you owe any monies to Chicago Board Options Exchange (CBOE), another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue (including, but not limited to, any overdue fees, charges, dues, assessments, fines, or other amounts)?..Yes ☐ No ☐

To Whom ____________________ $ __________

Have satisfactory arrangements been made to repay this debt? ....Yes ☐ No ☐

Describe ____________________ $ __________

Do you owe any monies to any Trading Permit Holder of CBOE or to a participant of another national securities exchange/association, national futures association, or a commodities exchange?..Yes ☐ No ☐

To Whom ____________________ $ __________

Have satisfactory arrangements been made to repay this debt? ....Yes ☐ No ☐

Describe ____________________ $ __________

II. Financing Arrangements

CBOE Rule 8.10 governs the financing of market makers by non-broker-dealers. Each market maker who makes an arrangement with a non-broker-dealer to finance the market maker's transactions as a market maker is required by Rule 8.10 to identify to the CBOE Regulatory Division: (i) the sources(s) of any such financing; (ii) the terms of any such financing; and (iii) the termination of, or any changes to, any such financing arrangement. The form to report any such financing arrangements is available from the CBOE Regulatory Division (312-786-8141).

If you are a market maker or are applying to be approved as a market maker:

Have you received any financing from, or made any financing arrangements with, any non-broker-dealer to finance your transactions as a market maker?..Yes ☐ No ☐

Describe ____________________

If the answer to the foregoing question is "yes", have you filed with the CBOE Regulatory Division a completed form to report this financing along with a copy of the loan agreement?..Yes ☐ No ☐

Securities and Exchange Commission (SEC) Rule15c3-1d governs the financing of a CBOE Trading Permit Holder broker-dealer by another broker-dealer. Any CBOE broker-dealer that borrows funds from another broker-dealer that are to be used for trading or other business purposes is required by SEC Rule 15c3-1d to do so pursuant to a subordinated loan agreement that has been filed with and approved by the CBOE Regulatory Division. Subordinated Loan Agreement forms are available from the CBOE Regulatory Division (312-786-8141).

If you are a broker-dealer:

Have you borrowed funds from any broker-dealer that are to be used for trading or other business purposes?
....Yes ☐ No ☐

Describe ____________________

If the answer to the foregoing question is "Yes", have you filed a subordinated loan agreement with the CBOE Regulatory Division with respect to this loan and obtained approval of the loan from the CBOE Regulatory Division?.......Yes ☐ No ☐

(Applicants operating as Broker-Dealers must provide a current financial statement or focus report)

I hereby state that I have read and understand the contents of this financial statement and attest that such statement represents a true reflection of my financial condition as of the date of this submission. **Please note that it may be considered a violation of Exchange Rule 4.6 for an applicant for any type of Trading Permit to make a misstatement on any documents submitted to the Chicago Board Options Exchange.**

Name ____________________

Signature ____________________ Date __________

CHICAGO BOARD OPTIONS EXCHANGE

Sponsored User Program Materials

April 2015

Application Process

Filing Requirements

Prior to submitting a Sponsored User Agreement, the Sponsoring Trading Permit Holder must be a Trading Permit Holder in good standing of the Chicago Board Options Exchange, Incorporated. (the "Exchange").

Checklist

The Sponsoring Trading Permit Holder and the Sponsored User must complete and submit all applicable materials noted in the checklist below, along with any applicable fees to:

Chicago Board Options Exchange
Attn: Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
E-mail: registration@cboe.com
Fax: (312) 786-8140

Note: All materials sent to the Exchange will be reviewed by its Registration Services and the Regulatory Services Division for completeness and adequacy. If you have questions on completing the materials, you may direct them to the Registration Services Department (RSD) (registration@cboe.com or 312-786-7449) concerning the Sponsored User Agreement and Letter of Authorization or to the Regulatory Services Division (312-786-7069) concerning the Sponsoring Trading Permit Holder's Written Supervisory Procedures and Sponsored User's List of Authorized Traders.

Process

- Following submission of the materials noted in the checklist below and relevant fees, the materials will be reviewed for completeness and adequacy.
- Once it has been determined that the materials noted in the checklist below are complete and adequate, RSD will inform the Sponsoring Trading Permit Holder and the Sponsored User of the CBOE's acceptance of the Sponsored User registration status.
- The Sponsoring Trading Permit Holder and the Sponsored User are required to consult with the Exchange's Application Program Interface ("API") Group (api@cboe.com or 312-786-7300) to coordinate connectivity between the Sponsored User and the Exchange.
- Once connectivity is established, a representative of the Exchange API Group will inform the Sponsoring Trading Permit Holder of the Sponsored User's ability to have electronic access to the Exchange System(s).

Documentation Checklist

- ☐ Signed Sponsored User Agreement for (as applicable):
  - ☐ CBOE (Attachment A-1; an interactive form is available at https://www.cboe.org/members/generalinfo/MemberFormArchive/SponsoredUser200806.pdf)
  - ☐ CFLEX (Attachment A-1 and Attachment A-2; an interactive form is available at http://www.cboe.com/institutional/SPONSOR.pdf)
- ☐ Sponsoring Trading Permit Holder's Written Supervisory Procedures Related to the Sponsored User Program
- ☐ Sponsored User's List of Authorized Traders (Attachment B)
- ☐ Registration Fee -$2,500

ATTACHMENT A
Sponsored User Agreement

Complete and sign only the applicable agreement(s) seeking Sponsored User access to:

☐ CBOE (Attachment A-1)

☐ CFLEX (Attachments A-1 and A-2)

CBOE SPONSORED USER AGREEMENT
Attachment A-1

April 2015

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

SPONSORED USER AGREEMENT

This Sponsored User Agreement ("Agreement") is to be entered into and maintained by Sponsoring Trading Permit Holder and Sponsored User with CBOE, each as identified below, in order for Sponsored User to obtain and maintain authorized electronic access to the facilities and products in CBOE Rule 6.20A (see CBOE Rule 6.20A for definitions and requirements).

Sponsoring Trading Permit Holder acknowledges and agrees that:

(A) all orders entered by Sponsored User, any person acting on behalf of Sponsored User (e.g., employees or agents of Sponsored User), or any person acting in the name of Sponsored User (e.g., customers of Sponsored User) and any executions occurring as a result of such orders are binding in all respects on Sponsoring Trading Permit Holder;

(B) Sponsoring Trading Permit Holder is responsible for any and all actions taken by Sponsored User and any person acting on behalf of or in the name of Sponsored User;

(C) Sponsoring Trading Permit Holder will be bound by and comply with CBOE's Certificate of Incorporation, Bylaws, Rules, Circulars and procedures, as well as any other equivalent documents (the "CBOE Rules"); and

(D) Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who could obtain access to CBOE on behalf of Sponsored User (i.e., Authorized Traders) and provide that list to the Exchange upon request. In addition, Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of Sponsored Users' Authorized Traders: (i) maintain the physical security of CBOE, which includes, but is not limited to, the equipment for accessing the facilities of CBOE, to prevent the unauthorized use or access to CBOE, including the unauthorized entry of information into CBOE, or the information and data made available therein; and (ii) otherwise comply with the CBOE Rules. If CBOE determines that Sponsored User or an Authorized Trader has caused Sponsoring Trading Permit Holder to violate the CBOE Rules, CBOE may direct Sponsoring Trading Permit Holder to suspend or withdraw Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, Sponsoring Trading Permit Holder must suspend or withdraw such status.

Sponsored User agrees:

(A) to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE Trading Permit Holder;

(B) to maintain, keep current and provide to Sponsoring Trading Permit Holder a list of persons who have been granted access to CBOE on behalf of Sponsored User ("Authorized Traders");

(C) to familiarize its Authorized Traders with all of Sponsored User's obligations under Rule 6.20A and assure that they receive appropriate training prior to any use of or access to CBOE;

(D) to not permit anyone other than Authorized Traders to use or obtain access to CBOE;

(E) to take reasonable security precautions to prevent unauthorized use or access to CBOE, including unauthorized entry of information into CBOE, or the information and data made available by CBOE and to be responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Sponsored User and any person acting on behalf of or in the name of Sponsored User, and for the trading and other consequences thereof;

(F) to establish adequate procedures and controls to permit it to effectively monitor use of and access to CBOE by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions;

(G) to pay when due all amounts, if any, payable to Sponsoring Trading Permit Holder, CBOE or any other third parties that arise from Sponsored User's use of or access to CBOE, including, but not limited to, applicable Exchange and regulatory fees; and

(H) that the Sponsoring Trading Permit Holder/Sponsored User relationship in no way conveys any "Trading Permit Holder," "TPH organization" or "associated person" status, interests or rights upon Sponsored User under CBOE Rules. Without limiting the generality of the forgoing, Sponsored User status is non-transferable and Sponsored User has no interest in the assets or property of CBOE, and has no right to share in any distribution of CBOE or to vote on any matters submitted to Trading Permit Holdership for vote. In addition, Sponsored User is not considered a "member" or "associated person of a member" for purposes of the Exchange Act, or the rules and regulations thereunder, and is not subject to the disciplinary jurisdiction of CBOE.

Sponsoring Trading Permit Holder and Sponsored User must enter into and maintain this Sponsored User Agreement with the Exchange and agree to be bound by any Sponsored User Agreement Schedules issued by CBOE. Sponsoring Trading Permit Holder and Sponsored User must also enter into and maintain a customer agreement(s) establishing a proper relationship(s) and account(s) through which Sponsored User will be permitted to trade on CBOE.

To the extent any provision of this Agreement conflicts with any change in applicable law, the regulations of the Securities and Exchange Commission, or CBOE Rules, such law, regulation, or CBOE Rule shall supersede that provision.

Acknowledged and agreed to by Sponsoring Trading Permit Holder:

Sponsoring Trading Permit Holder's Name: ______________________________

CRD No.: ____________________ OCC No. (if applicable): ____________________

Sponsoring Trading Permit Holder Representative (signature): ____________________

Sponsoring Trading Permit Holder Representative (name): ____________________

Phone: ____________________Email: ______________________________

Title: ______________________________ Date: ____________________

Acknowledged and agreed to by Sponsored User:

Sponsored User's Name: ______________________________

CRD No. (if applicable): ____________________

Corporate Form: ____________________State of Organization: ____________________

Sponsored User Representative (signature): ______________________________

Sponsored User Representative (name):______________________________

Business Address: ______________________________

Phone: ____________________Email: ______________________________

Title: ______________________________ Date: ____________________

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

SPONSORED USER
LETTER OF AUTHORIZATION

To be completed, if applicable, by Sponsoring Trading Permit Holder's clearing firm (see CBOE Rule 6.20A for definitions and requirements).

To the extent Sponsoring Trading Permit Holder is not a clearing firm, Sponsoring Trading Permit Holder's clearing firm, which must be a CBOE TPH organization, hereby accepts responsibility for the clearance of Sponsored User's transactions.

Acknowledged and agreed to by Sponsoring Trading Permit Holder's Clearing Firm:

Clearing Firm's Name: ______________________________

CRD No.: ______________ OCC No.: ______________

Clearing Firm Representative (signature): ______________________________

Clearing Firm Representative (name): ______________________________

Phone: ______________ Email: ______________

Title: ______________ Date: ______________

Accepted by CBOE:

By (Signature): ______________________________

Name: ______________________________

Title: ______________ Date: ______________

CFLEX TRADING SYSTEM
Attachment A-2

April 2015

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

SPONSORED USER AGREEMENT

CFLEX TRADING SYSTEM

Sponsored User may only maintain and utilize electronic access to directly enter orders through Sponsoring Trading Permit Holder on the CFLEX Trading System if Sponsored User and Sponsoring Trading Permit Holder are subject to a valid, ongoing Sponsoring Trading Permit Holder/Sponsored User relationship and are parties to an effective Sponsored User Agreement. Refer to the Sponsored User Agreement or CBOE Rules for definitions of terms used herein.

BY USING THE CFLEX TRADING SYSTEM, SPONSORED TRADING PERMIT HOLDER AND SPONSORING USER ACKNOWLEDGE AND AGREE TO THE FOLLOWING TERMS OF USE.

The use of the CFLEX Trading System is subject to this Schedule and to the CBOE Rules, including, without limiting the generality of the foregoing, Rules that limit the liability of CBOE with respect to the use of facilities of CBOE. If Sponsored User is not a CBOE Trading Permit Holder, by using the CFLEX Trading System Sponsored User agrees to be bound by and comply with the CBOE Rules as if Sponsored User were a CBOE trading permit holder with respect to Sponsored User's use of the CFLEX Trading System.

ATTACHMENT B
Sponsored User's List of Authorized Traders

Sponsored User – List of Authorized Traders

Rule 6.20A(b)(1)(ii)(D) provides that a Sponsored User agree that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of Authorized Traders. Rule 6.20A(b)(2) also provides in relevant part that a Sponsoring Trading Permit Holder must maintain an up-to-date list of the Sponsored User's Authorized Traders and must provide that list to the Exchange upon request.

Provide the names of the Sponsored User's initial Authorized Traders in the area below (a typed attachment with the same information will also suffice). Updates to this form must be provided to the Exchange whenever the Sponsored User adds or removes an Authorized Trader. The Exchange also recommends that the Sponsored Users have unique Authorized Trader IDs associated with each order submitted to the Exchange. Sponsored Users should provide this Authorized Trader ID information using Tag 116 (OnBehalfOfSubId) in the FIX order message, or the UserAssignedID field for orders submitted using CMi. CMi users must place "116=" in front of the Authorized Trader ID.[1]

Sponsored User Name: ______________________________

Sponsoring Trading Permit Holder Name: ______________________________

AUTHORIZED TRADER

Name: ______________________________

Business Address: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Authorized Trader's unique ID: ____________________

AUTHORIZED TRADER

Name: ______________________________

Business Address: ______________________________

Phone: ____________________ Fax: ____________________

Email: ______________________________

Authorized Trader's unique ID: ____________________

[1] If the Sponsored User is not utilizing a unique identifier for each Authorized Trader, the Exchange recommends that the Sponsored User should begin populating Tag 116 (OnBehalfOfSubId) in the FIX data with unique identifiers. CMI users should populate the UserAssignedID field in the following manner: 116=[insert unique identifier]. The Exchange recommends that unique identifiers for each Authorized Trader be used at all times. If the Sponsored User has questions concerning the format of order messages, it may contact the Exchange's API Group.

AUTHORIZED TRADER			
Name:	______________________		
Business Address:	______________________		
Phone:	______________________	Fax:	______________________
Email:	______________________		
Authorized Trader's unique ID:	______________________		

AUTHORIZED TRADER			
Name:	______________________		
Business Address:	______________________		
Phone:	______________________	Fax:	______________________
Email:	______________________		
Authorized Trader's unique ID:	______________________		

□ Additional Authorized Traders are submitted in a separate document attached hereto.

Signature of Sponsoring Trading Permit Holder Representative: ______________________

Date: ______________________

ATTACHMENT C

Rule 6.20A, Sponsored Users

Rule 6.20A. Sponsored Users

(a) General. This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the facilities and products specified below (referred to herein as the "Exchange System(s)") and the applicable requirements that Sponsored Users and Sponsoring Trading Permit Holders are required to satisfy in order to engage in a Sponsoring Trading Permit Holder/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Trading Permit Holder for purposes of receiving electronic access to the Exchange System(s).

(b) Sponsored User. A Sponsored User may obtain and maintain authorized electronic access to the Exchange System(s), only if such access is authorized in advance by one or more Sponsoring Trading Permit Holders as follows:

(1) A Sponsored User must enter into a sponsorship arrangement with a "Sponsoring Trading Permit Holder," which is defined as a TPH organization that agrees to sponsor the Sponsored User's access to the Exchange System(s). The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Trading Permit Holder(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the Exchange System(s).

(ii) For a Sponsored User to obtain and maintain authorized access to the Exchange System(s), the Sponsored User and its Sponsoring Trading Permit Holder must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Trading Permit Holder must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Trading Permit Holder acknowledges and agrees that:

(I) all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (*e.g.*, employees or agents of the Sponsored User), or any person acting in the name of such Sponsored User (*e.g.*, customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Trading Permit Holder; and

(II) the Sponsoring Trading Permit Holder is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Trading Permit Holder agrees that it will be bound by and comply with the Exchange's Certificate of Incorporation, Bylaws, Rules and procedures, as well as any other equivalent documents pertaining to the Exchange System(s) (the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Trading Permit Holder.

(D) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Trading Permit Holder a list of persons who have been granted access to the Exchange System(s) on behalf of the Sponsored User ("Authorized Traders").

(E) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the Exchange System(s).

(F) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the Exchange System(s).

(G) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the Exchange System(s), including unauthorized entry of information into the Exchange System(s), or the information and data made available by the Exchange. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(H) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the Exchange System(s) by any person acting on behalf of or in the name of The Sponsored User for compliance with the terms of these sponsorship provisions.

(I) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Trading Permit Holder, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the Exchange System(s). Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Trading Permit Holder must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Trading Permit Holder of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Trading Permit Holder is not a clearing firm, the Sponsoring Trading Permit Holder's clearing firm, which must be a TPH organization, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Trading Permit Holder/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the TPH Department. If such a written notice of revocation has not been filed with the TPH Department at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Trading Permit Holder or, if applicable, the Sponsoring Trading Permit Holder's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(2) Each Sponsoring Trading Permit Holder must maintain an up-to-date list of persons who may obtain access to the Exchange System(s) on behalf of its Sponsored Users (*i.e.*, Authorized Traders) and must provide that list to the Exchange upon request. In addition, each Sponsoring Trading Permit Holder must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the Exchanges System(s), to prevent the unauthorized use or access to the Exchange or the Exchange System(s), including the unauthorized entry of information into the Exchange or the Exchange System(s), or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules. If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Trading Permit Holder to violate the Exchange Rules, the Exchange may direct the Sponsoring Trading Permit Holder to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Trading Permit Holder must suspend or withdraw such status.

Adopted November 15, 2007 (06-99); amended April 10, 2008 (08-37); June 27, 2008 (08-54); June 18, 2010 (10-058).

. . . Interpretations and Policies:

.01 Sponsored Users shall be permitted for the following Exchange Systems: the FLEX Hybrid Trading System ("FLEX"), CBSX and CBOE. For FLEX and CBSX, the number of Sponsored Users shall be unlimited. Except for FLEX and CBSX, the number of Sponsored Users having electronic access to CBOE shall be limited to a total of 15 persons/entities ("Sponsored User Slots"). Sponsored User applications for the CBOE Sponsored User Slots shall be submitted to the Exchange's TPH Department in a manner acceptable to the Exchange and will be processed in the order they are received on a time-stamped basis. For applications received via facsimile or email the time-stamp shall be the time the email/facsimile is received by the TPH Department. If there are more Sponsored User applications than Sponsored User Slots, the Exchange will maintain a waitlist and use a First In, First Out ("FIFO") method for filling the 15 Sponsored User Slots. In the event a Sponsored User application is determined by the TPH Department to be incomplete, the application will not be considered to have been submitted under the FIFO method until a completed application is submitted.

Adopted June 27, 2008 (08-54); June 18, 2010 (10-058).

Registration Services Department
400 S. LaSalle Street
Chicago, IL 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

APPLICATION FOR TRADING PERMIT HOLDER (TPH) ORGANIZATION

The appropriate fees and paperwork must accompany this application.
ALL APPLICATION FEES ARE NON-REFUNDABLE

1. Name: ______________________________ Tax ID #: _____ - ______________

   ☐ Corporation (State of incorporation______________) ☐ Partnership (State of registration______________)

   ☐ Limited Liability Company (LLC) (State of registration______________)

   (Current articles of incorporation and bylaws, partnership agreement and registration certificate, or LLC operating agreement and registration certificate must be submitted with this application.)

2. E-mail Address: ______________________________ Phone: ______________

3. Mailing Address: ______________________________

   City: ______________ State/Province: ______________ Zip/Mail Code: ______________

4. CBOE Clearing Trading Permit Holder issuing the guarantee for the organization's activity on CBOE:

   Name: ______________________________ OCC #: ______________

5. Capacity in which you intend to act as a TPH organization (check at least one):

   ☐ Market Maker ☐ Floor Broker ☐ Proprietary Trading Permit Holder ☐ Clearing Trading Permit Holder

   ☐ *Transact Business with the Public ☐ *Order Service Firm * Application to qualify as such must be attached

6. Is the organization registered with the SEC, under Section 15 of the Securities Exchange Act of 1934, as a broker/dealer (BD) through the Central Registration Depository (CRD)? ☐ Yes ☐ No

   If yes, give the organization's BD # 8 - ______________, CRD # ______________ and Designated Examining Authority (DEA) ______________.

   If no, the organization must complete Form BD and submit one copy with this application.

ORGANIZATION CONSENT TO JURISDICTION & CERTIFICATIONS

The organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information the CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

The organization agrees to be subject to the jurisdiction of the U.S. federal courts and Illinois state courts.

Name of Authorized Signatory of the Organization: ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title: ______________________________ Date: ______________

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

APPLICATION FOR A TRADING PERMIT HOLDER (TPH) ORGANIZATION TO QUALIFY TO TRANSACT BUSINESS WITH THE PUBLIC

Name of TPH Organization ____________________

Applying as: ☐ Introducing Firm and/or Clearing TPH (See back page for required supplementary documentation.)
☐ Firm conducting an executing business of orders received directly from non-broker dealers (See back page for required supplementary documentation.)

Broker/Dealer #: 8 - ____________ CRD#: ____________

Main Office Address ____________________

City____________ State____________ Zip Code ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership

State the name and title of the person(s) engaged in the management of the organization's business pertaining to options and who must therefore qualify with the Exchange as Registered Options Principals:

Financial and Operations Principal (FINOP): Name ____________________

Phone #____________ Fax #____________ CRD # ____________

Title____________ E-Mail ____________

Name of Organization's Certified Public Accountant ____________________

Address ____________________

City____________ State____________ Zip Code ____________

The undersigned recognizes that the statements herein (and in every supplementary sheet attached hereto) will be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Authorized Signatory of TPH Organization ____________________

____
(Signature of Authorized Signatory of TPH Organization)

Title ____________________ Date ____________

Please submit the following information to CBOE Regulatory Services

For introducing firms and/or clearing trading permit holders:

1. List of registered options principals and registered representatives qualified for options trading.
2. List of branch office locations and branch office managers.
3. A copy of the method utilized for the allocation of exercise notices as sent to customers (if not included in the customer options agreement).
4. Blank copies of:

   Customer information form
   Option agreement
   Discretionary trading authorization
   New account form
   Fully-disclosed and/or omnibus trading agreements
   Transaction confirmation and account statement
   Special Risk Disclosure Document for Uncovered Options

5. Copy of firm's options written supervisory procedures
6. A copy of the most recent net capital computation
7. Balance sheet
8. Income statement
9. A copy of the most recent audit report (if applicable).
10. Description of its Brokers' Blanket Bond arrangement

Indicate other exchange memberships currently held ______________________________

For firms only conducting an execution business of orders received directly from non-broker/dealers:

1. List of registered options principals and registered representatives qualified for options trading.
2. Copy of execution/clearing agreement with customer and clearing TPH that customer account clears with.
3. Copy of firm's options written supervisory and order entry procedures.
4. A copy of the most recent net capital computation
5. Balance sheet
6. Income statement
7. A copy of the most recent audit report (if applicable).
8. Description of its Brokers' Blanket Bond arrangement.

Indicate other exchange memberships currently held ______________________________

Registration Services Department
400 South LaSalle Street
Chicago, Illinois 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

EXECUTE SUCCESS℠

NOTIFICATION OF CHANGE IN NOMINEE STATUS

The following TPH Organization hereby gives notice to the Chicago Board Options Exchange, Incorporated (CBOE) of the following change(s) in nominee status and/or joint account participation to occur on

______________________________________ (Effective Date).

TPH Organization Name:____

Nominee Name:______________________________________Acronym: ______________

Will change to Inactive Nominee Status from active nominee status; and if pre-approved by the Exchange, will become inactive as a participant in the following Joint Account(s):

____

The TPH Organization affirms that the trading badge of the inactive nominee that is required to be returned to the CBOE has been submitted to the CBOE Registration Services Department.

Nominee Name:______________________________________Acronym:______________

Will change to Active Nominee Status from inactive nominee status; and if pre-approved by the Exchange will become active as a participant in the following Joint Account(s):

____

Authorized Signature ____

Title______________________________________Date ______________________

- -

Actual Time Completed__________________Permit#__________________Fee ____________________

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

SINGLE ENTITY BROKER DEALER
JOINT ACCOUNT ACTIVATION/TERMINATION

Joint Account Acronym(s): ________/________/________/________/________/________/________

❑ Regular ❑ DPM
❑ Pre-approved ❑ Pre-approved DPM

Effective Date: ______________________

Please take the designated action(s) with respect to the following trading permit holder participant(s):

Name (Acronym):

________________________ (________) ❑ Add ❑ Terminate

________________________ (________) ❑ Add ❑ Terminate

________________________ (________) ❑ Add ❑ Terminate

________________________ (________) ❑ Add ❑ Terminate

________________________ (________) ❑ Add ❑ Terminate

________________________ (________) ❑ Add ❑ Terminate

TPH Organization Name: ______________________

Name of Authorized Signatory of TPH Organization: ______________________

____
(Signature of Authorized Signatory of TPH Organization)

Title: ______________________ Date: ______________________

Clearing TPH OCC #: __________ Guarantee Received: __________ Fee Received: __________

Date e-mailed MM/DPM Admin Dept. (if applicable): __________ DPM Admin Approval: __________

Representative is authorized to act on behalf of the TPH: Specialist Initials: ______ Date: __________

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CBOE EXECUTE SUCCESS℠

ORGANIZATION CONSENT TO JURISDICTION

The undersigned organization hereby agrees to abide by the Bylaws and Rules of the Chicago Board Options Exchange (CBOE) as they shall be in effect from time to time.

The undersigned organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to CBOE, upon its request, any information they may have concerning the organization, and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to CBOE.

The undersigned organization authorizes CBOE to make available to any governmental agency, national securities exchange, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information CBOE may have concerning the organization, and the organization hereby releases CBOE from any and all liability of whatsoever nature by reason of furnishing such information.

The undersigned organization agrees to promptly update its application materials if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of its application to CBOE and prior to any approval of the application.

The undersigned organization recognizes that the statements in the application materials furnished to CBOE may be verified by investigation, and hereby declares that they are true, complete and accurate.

Name of Organization ______________________________

Name of Authorized Signatory of the Organization ______________________________

____
(Signature of Authorized Signatory of the Organization)

Title ______________________________ Date ______________________________

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 South LaSalle Street
Chicago, Illinois 60605
312-786-7449 – Phone
312-786-8140 – Fax
registration@cboe.com

CLEARING TRADING PERMIT HOLDER CONNECTIVITY GUARANTEE FOR LOGIN ACCESS

______________________________________ _______________
Name of Clearing Trading Permit Holder OCC #

____
Name of Trading Permit Holder

In accordance with Chicago Board Options Exchange (CBOE) Rule 3.28, Clearing Trading Permit Holder advises CBOE that it guarantees and assumes financial responsibility for all transactions on CBOE resulting from orders, bids, offers, and other messages that are transmitted through any login access to CBOE provided to the above-listed Trading Permit Holder. The Clearing Trading Permit Holder guarantees and assumes financial responsibility for such transactions on CBOE even if orders, bids, offers, or other messages transmitted to CBOE through the foregoing login access (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Trading Permit Holder's credit parameters.

______________________________________ _______________
Name of Authorized Signatory of Clearing Trading Permit Holder Title

______________________________________ _______________
Signature of Authorized Signatory of Clearing Trading Permit Holder Date

CBOE EXECUTE SUCCESS℠

Registration Services Department
400 S. LaSalle Street
Chicago, Illinois 60605
(312) 786-7449 - Phone
(312) 786-8140 - Fax
registration@cboe.com

CBOE Login Request Form

Trading Permit Holder (TPH) Name ____________________ Number of Logins Requested ________

Country from which the login(s) will be utilized: ____________________

Name of organization utilizing the login(s): ____________________

Login ID(s) Requested: ____________________ OCC Clearing #: ________

If applicable, attach to Primary Login ID: ________

Protocol: ☐ CMi ☐ FIX Trading Function: ☐ MM ☐ FB ☐ EA
☐ Broker
☐ Proprietary Trading
☐ Transact Business with the Public

Add to Drop Copy ID: ☐ New ☐ Existing ________

Contact Name: ____________________

Contact Title: ____________________

Contact Phone: ____________________

Contact Email: ____________________

Software Provider: ____________________

Connectivity / Network Provider: ____________________

Production Support / NOC Contact Number: ____________________

Production Support / NOC Email: ____________________

Please fill out the above information and email the completed form as an attachment to logins@cboe.com. CBOE Exchange personnel will contact you regarding your request.

Requests to cancel an existing login must be sent to logins@cboe.com.

Questions regarding connectivity may be directed to the API group at 312-786-7300 or API@cboe.com.

Questions regarding login ids may be directed to the Registration Services Department at 312-786-7449 or registration@cboe.com.

Signature of TPH Authorized Representative: ____________________

Authorized Representative's Name: ____________________

Authorized Representative's Title: ____________________ Date: ________

Representative is authorized to act on behalf of the TPH: Specialist Initials: ________ Date: ________

RSD Management Review: Initials: ________ Date: ________

February 2015

From: (312) 786-7461 Origin ID: GYYA
Donna Flaherty
CHICAGO BOARD OPTIONS EXCHANGE
400 South LaSalle
7th Floor
Chicago, IL 60605

FedEx Express

E

J151215022303uv

Ship Date: 14APR15
ActWgt: 1.0 LB
CAD: 103713338/INET3610

Delivery Address Bar Code

SHIP TO: (202) 551-5491 BILL SENDER
Chris Grobbel
Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington, DC 20549

Ref #
Invoice #
PO #
Dept #

WED - 15 APR 10:30A
PRIORITY OVERNIGHT

TRK# 7733 6856 5000
0201

20549
DC-US
IAD

XC YKNA

537J2/8FC5/EE4B

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

100189633211000205490077336856
5000
4/15/2015 9:43:07 AM